Exhibit 99.1

For Immediate Release

TFI International to Release 2023 Second Quarter Results

Montreal, Quebec, July 10, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will release its financial results for the second quarter ended June 30, 2023 via news release on Monday, July 31, 2023 after market close. The company will host a conference call for the investment community with Alain Bédard, Chairman, President and Chief Executive Officer, on Tuesday, August 1, 2023 at 8:30 a.m. Eastern Time, to discuss results. Business media are also invited to listen to the call. Please dial in 10 minutes prior to the start of the call.

Details of conference call:

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Date: Tuesday, August 1, 2023
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Time: 8:30 a.m. Eastern Time
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Call-in number: 1-877-704-4453 or 1-201-389-0920

A recording of the call will be available until Tuesday, August 15, 2023 at 11:59 p.m. Eastern Time, by dialing 1-844-512-2921 or 1-412-317-6671 and entering passcode 13739002.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com